 **GKN PLC**

**GKN plc**
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED

2004 DEC -3  A 11: 10

OFFICE OF INTERNATIONAL
CORPORATE FINANCE



04046802

23 November 2004

The United States Securities and Exchange Commission
**Exemption File 82-5204**
Division of Corporate Finance
Room 3094 (3-6)
450 5$^{th}$ Street
Northwest
Washington DC 20549
USA

*New GKN PLC*

*SUPPL*

Dear Sirs,

**GKN plc - Notification of Interests of Directors and Connected Persons**

For your information I enclose copies of the above announcements.

Yours faithfully,

**David Pavey**
Assistant Company Secretary

*PROCESSED*
*DEC 22 2004*
*THOMSON FINANCIAL*

Enc

GKN plc is registered in England No4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane,
Redditch, Worcestershire B98 0TL, England

EXPECT>MORE

82 - 5204

All relevant boxes should be completed in block capital letters.

| 1. | Name of company | 2. | Name of director |
|----|----|----|----|
| | GKN PLC | | NIGEL M STEIN |

| 3. | Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest | 4. | Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) |
|----|----|----|----|
| | DIRECTOR | | DIRECTOR |

| 5. | Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) | 6. | Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary |
|----|----|----|----|
| | DIRECTOR | | EXERCISE OF GKN EXECUTIVE SHARE OPTION |

| 7. | Number of shares/amount of stock acquired | 8. | Percentage of issued class | 9. | Number of shares/amount of stock disposed | 10. | Percentage of issued class |
|----|----|----|----|----|----|----|----|
| | 67,200 | | Less than 0.01% | | | | |

| 11. | Class of security | 12. | Price per share | 13. | Date of transaction | 14. | Date company informed |
|----|----|----|----|----|----|----|----|
| | ORDINARY SHARES OF 50P EACH | | 132.29 PENCE | | 23 NOVEMBER 2004 | | 23 NOVEMBER 2004 |

| 15. | Total holding following this notification | 16. | Total percentage holding of issued class following this notification |
|----|----|----|----|
| | 121,244 | | LESS THAN 0.02 |

If a director has been granted options by the company please complete the following boxes.

| 17. | Date of grant | 18. | Period during which or date on which options exercisable |
|----|----|----|----|
| | | | |

| 19. | Total amount paid (if any) for grant of the option | 20. | Description of shares or debentures involved: class, number |
|-----|---|-----|---|
|  |  |  |  |

| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise | 22. | Total number of shares or debentures over which options held following this notification |
|-----|---|-----|---|
|  |  |  |  |

| 23. | Any additional information | 24. | Name of contact and telephone number for queries |
|-----|---|-----|---|
|  |  |  | CHRIS WINTERS 01527 533 383 |

| 25. | Name and signature of authorised company official responsible for making this notification<br>CHRIS WINTERS<br>SENIOR SECRETARIAL ASSISTANT<br>Date of notification<br>23 NOVEMBER 2004 |
|-----|---|

# NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

82 - 5204

All relevant boxes should be completed in block capital letters.

| 1. | Name of company | 2. | Name of director |
|---|---|---|---|
| | GKN PLC | | KEVIN SMITH |

| 3. | Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest | 4. | Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) |
|---|---|---|---|
| | DIRECTOR'S SPOUSE | | TERESA SMITH |

| 5. | Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) | 6. | Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary |
|---|---|---|---|
| | DIRECTOR'S SPOUSE | | PURCHASE OF SHARES |

| 7. | Number of shares/amount of stock acquired | 8. | Percentage of issued class | 9. | Number of shares/amount of stock disposed | 10. | Percentage of issued class |
|---|---|---|---|---|---|---|---|
| | 80,000 | | 0.01% | | | | |

| 11. | Class of security | 12. | Price per share | 13. | Date of transaction | 14. | Date company informed |
|---|---|---|---|---|---|---|---|
| | ORDINARY SHARES OF 50P EACH | | 232.25 PENCE | | 23 NOVEMBER 2004 | | 23 NOVEMBER 2004 |

| 15. | Total holding following this notification | 16. | Total percentage holding of issued class following this notification |
|---|---|---|---|
| | 203,273 | | LESS THAN 0.03% |

If a director has been granted options by the company please complete the following boxes.

| 17. | Date of grant | 18. | Period during which or date on which options exercisable |
|---|---|---|---|
| | | | |

| 19. | Total amount paid (if any) for grant of the option | 20. | Description of shares or debentures involved: class, number |
|---|---|---|---|
|  |  |  |  |

| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise | 22. | Total number of shares or debentures over which options held following this notification |
|---|---|---|---|
|  |  |  |  |

| 23. | Any additional information | 24. | Name of contact and telephone number for queries |
|---|---|---|---|
|  |  |  | CHRIS WINTERS 01527 533383 |

| 25. | Name and signature of authorised company official responsible for making this notification |
|---|---|
|  | CHRIS WINTERS |
|  | SENIOR SECRETARIAL ASSISTANT |
|  | Date of notification |
|  | 23 NOVEMBER 2004 |